

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Michael Quartieri
Chief Financial Officer
Dave & Buster's Entertainment, Inc.
1221 S. Beltline Rd., Suite 500
Coppell, TX 75019

> **Re: Dave & Buster's Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2022**
> **Filed March 29, 2022**
> **File No. 001-35664**

Dear Michael Quartieri:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services